Appendix A

PROFESSIONALLY MANAGED PORTFOLIOS

Muzinich Funds
Operating Expense Limits
(as a percentage of average daily net assets)

Series of Professionally Managed Portfolios	Class A	Institutional	Supra Institutional
Muzinich Credit Opportunities Fund	N/A	0.70%	0.60%
Muzinich U.S. High Yield Corporate Bond Fund	0.90%	0.65%	0.55%
Muzinich High Income Floating Rate Fund	0.93%	0.68%	0.58%
Muzinich Low Duration Fund	0.85%	0.60%	0.50%

Effective date: December 27, 2019

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on above	MUZINICH & CO., Inc.

By: /s/ Elaine E. Richards	By: __________________________________
Name: Elaine E. Richards	Name:
Title: President	Title:

Appendix A revised on: February 14, 2013 to remove the Muzinich Short Duration High Yield Corporate Debt Fund upon termination of options; October 12, 2014 to reduce the expense cap for the Class A shares and Institutional shares for the Credit Opportunities Fund; as of May 29, 2015 to reduce the expense cap for the Class A shares and Institutional shares for the Muzinich U.S. High Yield Corporate Bond Fund and the Muzinich High Income Floating Rate Fund; May 23-24, 2016 to add the Muzinich Low Duration Fund; as of May 30-31, 2018 to reduce the expense caps for the Class A, Insertional Class and Supra Intuitional Class shares for the Muzinich High Income Floating Rate Fund; and as of December 27, 2019 Class A shares of the Credit Opportunities Fund were converted to Institutional Class Shares and ceased to exist.